INTERIM MANAGEMENT DISCUSSION & ANALYSIS

QUARTERLY HIGHLIGHTS

SEPTEMBER 30, 2018

SILVER CREST METALS INC.
INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS – QUARTERLY HIGHLIGHTS
QUARTER ENDED SEPTEMBER 30, 2018	TSX.V:SIL | NYSEAmerican:SILV

This Interim Management’s Discussion and Analysis – Quarterly Highlights (“Interim MD&A”) is an overview of all material information about SilverCrest Metals Inc.’s (the “Company” or “SilverCrest”) operations, liquidity and capital resources for the three and nine months ended September 30, 2018. The Interim MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2018 and 2017, and the related notes contained therein which have been prepared under International Accounting Standard 34 – Interim Financial Reporting as issued by the International Accounting Standards Board. The following should also be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2017 and 2016, and the related notes contained therein. All amounts are stated in Canadian dollars unless otherwise indicated. Additional information related to the Company is available for view on SEDAR at www.sedar.com and on the Company’s website www.silvercrestmetals.com.

The first, second, third, and fourth quarters of the Company’s fiscal years are referred to as “Q1”, “Q2”, “Q3”, and “Q4”, respectively. All amounts are stated in Canadian dollars unless otherwise indicated.

The effective date of this Interim MD&A is November 13, 2018. This Interim MD&A contains forward–looking information. Reference to section 7. “Forward–Looking Statement” on page 10 of this Interim MD&A is advised.

1.	HIGHLIGHTS

Highlights of the Company’s key activities during the nine months ended September 30, 2018 and to November 13, 2018 include the following:

a.	Las Chispas Exploration

Overview

Overview The Company is currently focused on its Las Chispas property (“Las Chispas” or the “Property”) located approximately 180 kilometres northeast of Hermosillo, Sonora, Mexico. The Property consists of 28 concessions totaling an estimated 1,400 hectares and is in a prolific mining area with nearby precious metal producers. The Company has now identified 30 epithermal veins on the Property (previously reported as 23 epithermal veins). Eleven of these veins have been partially drilled and intersected high–grade silver–gold mineralization including the Babicanora, Babicanora Footwall, Babicanora Norte, Las Chispas, Giovanni (including La Blanquita), William Tell, Varela, Granaditas, Luigi and Amethyst veins. Only eight of these 11 drill–tested veins were included in the updated mineral resource estimate described below.

The 30 veins identified on the Company’s Property are low to intermediate sulfidation epithermal veins ranging from 0.5 to 11 metres wide. Veins can consist of quartz with calcite veining, stockwork, and or breccia. The in–situ precious metal value within the discovered veins to date is approximately 50/50 silver and gold with minor base metals. High–grade areas or zones in a vein are controlled by structures, bedding contacts, proximity to intrusive dykes, and geochemical characteristics. A majority of the defined veins are exposed at the surface with many having historic shallow workings. High–grade discoveries are being made on fault extensions of unmined veins and down plunge high–grade extensions away from historic workings. To the Company’s knowledge, all discoveries to date have not been drill–tested until SilverCrest initiated its program in 2016.

Updated Mineral Resource Estimate
Updated Mineral Resource Estimate In September 2018, the Company announced its updated mineral resource estimate. The updated resource estimate was based on the Company’s Phase I, II, and III exploration programs and was classified as an Inferred Mineral Resource based on CIM Definition Standards. Inferred Mineral Resources were estimated at 4.3 million tonnes grading 3.68 grams per tonne (“gpt”) gold (or “Au”) and 347 gpt silver (or “Ag”), or 623 gpt silver equivalent (“AgEq” based on 75 (Ag):1 (Au) and calculated using long–term silver and gold prices of US$18.50 per ounce silver and US$1,225 per ounce gold with average metallurgical recoveries of 86.6% silver and 98.9% gold). The Inferred Resource Estimate contained 511,800 ounces gold and 48.3 million ounces silver, or 86.7 million ounces of AgEq, using a 150 gpt AgEq cut–off grade and minimum true vein width of 1.5 metres. Within this broader Inferred Mineral Resource, the combination of the Area 51 zone (Babicanora Vein) and adjacent Babicanora Norte Vein hosts a combined Inferred Resource of 1.6 million tonnes grading 6.97 gpt gold and 568 gpt silver, or 1,091 gpt AgEq containing 56.3 million ounces of AgEq.

The updated resource estimate was focused on only eight of the 30 identified epithermal veins on the Property including the Babicanora (including Area 51 zone), Babicanora Norte, Granaditas, Las Chispas, Giovanni (including La Blanquita), William Tell, and Luigi veins. It also covers an estimated 5.5 kilometres of approximately 20 known kilometres of cumulative vein strike length in the district. The resource remains open in several directions depending on which vein is considered. For comparative purposes, please refer to the technical maiden resource report titled "Technical Report and Mineral Resource Estimate for the Las Chispas Property, Sonora, Mexico" and effective February 12, 2018, as amended May 9, 2018 (“Maiden Resource Report”).

SILVER CREST METALS INC.
INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS – QUARTERLY HIGHLIGHTS
QUARTER ENDED SEPTEMBER 30, 2018	TSX.V:SIL | NYSEAmerican:SILV

Highlights of the Las Chispas Updated Resource (Sep. 2018) including comparison to the Maiden Resource Report (Feb. 2018):

•	38% increase in AgEq ounces from 62.8 to 86.7 million ounces AgEq;
•	26% increase in tonnes from 3.4 million to 4.3 million;
•	10% increase in AgEq grade from 568 gpt AgEq to 623 gpt AgEq;
•	75% increase in high–grade AgEq ounces greater than 1,000 gpt from 32.2 million (Area 51 zone) to 56.3 million (revised Area 51 and Babicanora Norte Vein); and Babicanora Norte Vein);
•	66% increase in high–grade tonnes grading greater than 1,000 gpt from 967,000 tonnes to 1,606,000 tonnes;
•	Approximately 80% of the updated resource is in the Babicanora Area (3 veins) with 20% in the Las Chispas Area (5 veins);
•	Five epithermal veins in the maiden resource, eight epithermal veins in the updated resource. Total of 30 epithermal veins defined to date in district controlled by the Company; and
•	Discovery cost per AgEq ounce is estimated at US$0.30, inclusive of all property costs and G&A.

The increase in the Inferred Resource estimate is based on the following: (1) 24 additional drill holes in the Babicanora Vein, including Area 51 and Babicanora Footwall Vein, (2) expansion of Area 51 high–grade footprint from approximately 500 metres to 800 metres, (3) splitting the Babicanora Vein into three separate domains for statistical analysis and top–cutting, (4) discovery of the Babicanora Norte Vein with 40 drill holes, (5) discovery of the Granaditas Veins with 21 drill holes, (6) discovery of the Luigi Vein with 22 drill holes, and (7) expansion drilling of three additional drill holes into the Giovanni Vein.

SilverCrest’s Las Chispas Resource Summary–September 2018
Resource Category(¹)	Tonnes (M)	Au gpt	Ag gpt	AgEq(2) gpt	Contained Au Ounces	Contained Ag Ounces	Contained AgEq(2) Ounces
February 2018 Resource	3.4	3.63	296.0	568	401,600	32,675,600	62,826,100
Includes*	1.0	7.43	469.0	1,026	231,000	14,581,000	32,247,000
September 2018 Resource	4.3	3.68	347.0	623	511,500	48,298,700	86,701,200
Includes**	1.6	6.97	568.5	1,091	359,900	29,343,600	56,333,400

Inferred Resource Summary By Vein–September 2018
Vein(6)	Tonnes	Au gpt	Ag gpt	AgEq(2) gpt	Contained Au Ounces	Contained Ag Ounces	Contained AgEq(2) Ounces
Babicanora(4)	1,931,200	5.06	447.2	826	314,100	27,763,700	51,318,800
Includes Area 51	1,116,800	7.13	613.8	1,148	256,000	22,040,000	41,238,100
Babicanora Norte	488,800	6.61	464.8	961	103,900	7,303,600	15,095,300
Granaditas	95,100	2.46	220.9	405	7,500	675,100	1,239,200
Las Chispas	171,000	2.39	340.0	520	13,000	1,869,500	2,861,000
Giovanni(4)(5)	686,600	1.47	238.7	349	32,500	5,269,000	7,699,800
William Tell(5)	595,000	1.32	185.0	284	25,000	3,543,000	5,438,000
Luigi	186,200	1.32	202.1	301	7,900	1,210,200	1,803,000
Historic Dumps(5)	174,500	1.38	119.0	222	7,600	664,600	1,246,100

Notes:

*Area 51 zone only in maiden resource.
**Combination of Area 51 zone and adjacent Babicanora Norte Vein resource estimation.

(1)

Conforms to NI 43–, Companion Policy 43–CP, and the Canadian Institution of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves. Inferred Resources have been estimated from geological evidence and limited sampling and must be treated with a lower level of confidence than Measured and Indicated Resources.

(2)

AgEq based on 75 (Ag):1 (Au), calculated using long–term silver and gold prices of U.S.$18.50 per ounce silver and U.S.$1,225 per ounce gold with average metallurgical recoveries of 86.6% silver and 98.9% gold.

(3)	All numbers are rounded.
(4)	Babicanora resource includes the Babicanora Vein with Area 51 zone and Babicanora Footwall Vein. Giovanni resource includes the Gio–mini and the La Blanquita veins.
(5)	Resource estimations for the Las Chispas and William Tell veins and the historic dumps are unchanged from the Maiden Resource.
(6)	Vein resource is reported using a 150 gpt AgEq cut–off grade and minimum 1.5 m true width (approximate), and surface stockpile resource is reported using a 100 gpt AgEq cut–off.

SILVER CREST METALS INC.
INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS – QUARTERLY HIGHLIGHTS
QUARTER ENDED SEPTEMBER 30, 2018	TSX.V:SIL | NYSEAmerican:SILV

Phase III Exploration
The Company continues its Phase III exploration program, estimated to initially cost $19.3 million, or US$15.0 million, with eight (8) drills operating on site, seven on surface and one underground. Drills are focused on expanding mineralization for inclusion in the next updated resource anticipated in Q1, 2019, and in–fill drilling (estimated 25 metre spacing) to reclassify Inferred Resources to Measured and Indicated. As of October 31, 2018, SilverCrest had drilled approximately 166 holes for 48,314 metres in Phase III and cumulatively 94,735 metres drilled in 351 holes since inception. An additional 15,000 to 20,000 metres of drilling are planned for inclusion in the next updated resource.

Drilling priorities over the next six months are: (1) potential for Babicanora Norte Vein high–grade expansion, (2) potential for Granaditas Vein high–grade expansion, (3) further definition drilling on the Ranch veins, (4) further definition drilling for unnamed veins between the Babicanora Main and Babicanora Norte veins, (5) additional definition drilling on Babicanora Sur Vein, (6) Area 51 zone infill drilling for resource re–categorization, (7) initial infill drilling on several other high–grade veins, and (8) initial drilling on several other identified vein (new targets) on the Las Chispas Property.

Other ongoing site work includes PEA work (see below), final design work for the Area 51 decline (see below), an extensive metallurgical test program, drilling large diameter wells for site water, and permitting for various additional work.

The Company’s significant Phase III results, which consist of drilling subsequent to the updated resource estimate effective September 13, 2018, are as follows:

Date	Vein	Highlights
November 1, 2018	Babicanora Vein (Area 51, Babicanora Central)	SilverCrest reports the first seven (7) in - fill drilling results, improving drill density to approximately 25 metre centres.

Results for the first five (5) holes from Area 51 show higher grades and greater vein widths overall than previously reported for near by drill results.

The weighted average for new drill results (5 holes): 6.0 metres grading 11.41 gpt Au and 1,368.9 gpt Ag, or 2,224 gpt AgEq.

Preliminary Economic Assessment (“PEA”)
On October 2, 2018, SilverCrest retained the services of Tetra Tech Inc. of Vancouver, BC to complete a PEA for the Las Chispas project. The PEA will consider the conceptual economics of developing a 1,000 to 1,500 tonne per day underground mining operation with a counter–current decantation facility (CCD) and Merrill Crowe recovery circuit similar to the nearby Santa Elena and Mercedes mines. The PEA is expected to be completed in Q1, 2019. As part of the PEA, the Company is completing expansion and in–fill drilling and detailed metallurgy testwork at Las Chispas. Given the high–grade nature of Las Chispas, the Company is evaluating cyanidation with a possible add–on flotation circuit followed by intense leaching for greater than 1,000 gpt silver equivalent material. This test work will help determine the potential for higher silver recoveries using both cyanidation and flotation methods. Initial metallurgical testwork completed in November 2017 showed average recoveries of 86.6% for silver and 98% for gold using standard cyanidation only.

Exploration Decline
SilverCrest is proceeding with the construction of an exploration decline to access the Babicanora Vein, Area 51 zone. The Company is finalizing its selection of contractors to construct this decline, estimated to be 500 metres long, 4.5 metres wide by 4.0 metres in height. The work will also include drifting 600 to 800 metres along the strike of vein mineralization to collect information on vein grade and width continuity, reconciliation with the resource model, geotechnical parameters, mineability, and bulk sampling for additional metallurgical testwork. During the construction of the exploration decline, the Company will set up drill stations to further in–fill drill the Area 51 zone and test for extensions at depth. The Company expects to be drifting in high–grade mineralization and stockpiling of this material in the second half of 2019.

Las Chispas Mining Concessions Update
In February 2018, the Company exercised its option for a mining concession by making an advanced final payment as specified in the option agreement of $126,510 (US$100,000). Upon payment and execution of the assignment agreement, title for this mining concession was transferred to the Company.

SILVER CREST METALS INC.
INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS – QUARTERLY HIGHLIGHTS
QUARTER ENDED SEPTEMBER 30, 2018	TSX.V:SIL | NYSEAmerican:SILV

In February 2018, the Company acquired an option to purchase the rights to a mining concession application from a local Mexican company for consideration of $35,006 (MX$500,000) (paid) and agreed to pay US$150,000 upon the Company’s acquisition of 100% title to the mining concession, when issued.

On June 3, 2018, the Company paid $1,307,239 (US$1,012,500) in cash and $322,775 (US$250,000) in common shares for a total of $1,630,014 (US$1,262,500), pursuant to an amended option agreement. The Company issued 140,277 common shares with a fair value of $367,526, which was recorded as an acquisition cost.

On June 27, 2018, the Company and an option holder representing a 20% title to four mining concessions agreed to amend the schedule of remaining payments whereby the Company could exercise its option and earn a 20% interest in the concessions. The original payment schedule called for a payment of US$20,000 (of a total US$100,000) on May 20, 2019 and US$70,000 (of a total US$350,000) on May 20, 2020. The amended payment schedule called for an option payment of US$86,400, representing a 4% discount to the original total remaining payments of US$90,000, on June 27, 2018. As a result, the Company made a payment of $111,551 (US$86,400), as amended, and earned a 20% interest in the concessions.

b.	Other properties and activities in Mexico

•	In March 2018, the Company incorporated a wholly owned subsidiary, Babicanora Agricola del Noroeste S.A. de C.V.

•	In late February 2018, the Company’s Mexico subsidiary, Minera La Llamarada, S.A. de C.V. (“Llamarada”) and Oro Gold de Mexico S.A. de C.V., a subsidiary of Marlin Gold Mining Ltd., entered into an assignment of mining concession agreement for the sale and purchase of 100% title of the Guadalupe Mining Concession. The price agreed upon by the parties was US$500,000 plus value added tax (“IVA”) to be paid as follows: US$100,000 plus IVA on signing of the agreement (received); US$100,000 plus IVA no later than 12 months from the date of signing the agreement; and US$300,000 plus IVA no later than 24 months from the date of signing of the agreement.

•	In mid–March 2018, Llamarada purchased a 671.9 hectare ranch. The Company now owns approximately two thirds of the surface rights over the Las Chispas mining concessions. The remaining surface rights over the Las Chispas mining concessions are held by Llamarada under previously negotiated 20 year lease agreements.

•	In May 2018, Llamarada reinstated the assignment agreement to purchase a 100% in the El Gueriguito concession by making a payment of $64,555 (US$50,000).

•	While the Company continues to have a 100% interest or the option to purchase a 100% interest in the Cruz de Mayo, Huasabas, Angel de Plata, and Estacion Llano properties, no substantive exploration expenditures are currently budgeted nor planned. As a result, the Company recorded impairment expense of $642,283 for all previously capitalized costs related to these properties.

c.	Corporate

Significant corporate developments since January 1, 2018, areas follows:

•	Effective January 1, 2018, the Company appointed Mr. Christopher Ritchie as the Company’s President. Mr. Ritchie reports to Chief Executive Officer, N. Eric Fier (the “CEO”). In connection with his appointment, the Company granted Mr. Ritchie 500,000 stock options exercisable at a price of $1.84 per share until January 2, 2023. These stock options vest over a one year period with 25% vesting after each of three months, six months, nine months, and twelve months, respectively. The Company also completed a private placement of 451,800 units at a price of $1.66 per unit for gross proceeds of $749,988 with Mr. Ritchie. Each unit consisted of one common share and one half–warrant. Each whole warrant entitles Mr. Ritchie to purchase one common share at a price of $2.29 per share until January 17, 2020. The Company did not pay a finder’s fee in connection with this private placement.

•	In May 2018, the Company completed a prospectus offering whereby the Company issued 8,214,450 common shares at a price of $2.10 for gross proceeds of $17,250,345. Cash commissions of up to 6% of the gross proceeds were paid in connection with the prospectus offering. Refer to ׃. Financing – Use of Proceeds – May 2018 Financing”.

•	On May 31, 2018, SilverCrest held its Annual General Meeting of Shareholders in Vancouver, BC. Shareholders voted in favour of all items of business, including the appointment of a new director, Pierre Beaudoin.

•	The Company issued 1,016,000 common shares at $1.45 per common share and 311,800 common shares at $3.00 per common share for total gross proceeds of $2,408,600 on the exercise of warrants. The Company also issued 235,000 common shares at $0.16 per common share for gross proceeds of $37,600 on the exercise of options.

•	The Company granted an additional 1,105,000 stock options to directors, officers, employees, and consultants that are exercisable at prices ranging between $1.94 and $2.69 per share and expiring five years from the date of grant. These stock options vest over a one year period, with 25% vesting after each of three months, six months, nine months, and twelve months after the grant date, respectively.

SILVER CREST METALS INC.
INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS – QUARTERLY HIGHLIGHTS
QUARTER ENDED SEPTEMBER 30, 2018	TSX.V:SIL | NYSEAmerican:SILV

•	Effective August 1, 2018, the Board of Directors accepted the resignation of Dunham Craig.

•	On August 21, 2018, the Company’s common shares moved from being traded on the OTCQX to the NYSE American under the symbol “SILV”.

d.	Subsequent events

Subsequent to September 30, 2018, the following occurred:

•	On October 31, 2018, Hannes Portmann was appointed to the Board of Directors and on November 11, 2018 the Company granted 100,000 stock options to Mr. Portmann, exercisable at a price of $3.41 per share until November 11, 2023. These stock options vest over a one–year period with 25% vesting after each of three, six, nine, and twelve months, respectively.

•	Effective October 31, 2018, the Board of Directors accepted the resignation of George Sanders.

•	On November 13, 2018, the Company appointed Pierre Beaudoin as Chief Operating Officer, reporting to the CEO. The Company granted 200,000 stock options to Mr. Beaudoin exercisable at a price of $3.30 per share until November 13, 2023. These stock options vest over a one–year period with 25% vesting after each of three, six, nine, and twelve months, respectively.

•	The Company issued a total of 813,450 common shares for total gross proceeds of $1,105,775 the details of which are as follows:

o	326,950 common shares at $3.00 per common share for proceeds of $980,850 upon the exercise of warrants;

o	36,500 common shares at $1.45 per common share for proceeds of $52,925 upon the exercise of warrants; and

o	450,000 common shares at $0.16 per common share for proceeds of $72,000 upon the exercise of stock options.

2.	RESULTS OF OPERATIONS AND FINANCIAL CONDITIONS

During the three and nine months ended September 30, 2018, comprehensive losses were $1,904,992 and $4,408,338, respectively, compared to $1,063,974 and $3,622,270 for the three and nine months ended September 30, 2017. The significant variations between Q3, 2018 and Q3, 2017 included the following:

•	Foreign exchange was a loss of $20,128 (Q3, 2017 – $107,381) during Q3, 2018, for a total gain of $366,948 during the first nine months of 2018 (first nine months of 2017 – loss of $177,716), from changes in the value of the Canadian dollar compared to the US dollar since Q1, 2017. As at September 30, 2018, the Company is primarily exposed to foreign currency risks through holding US dollar cash and cash equivalents of $10.8 million Canadian dollar equivalents (December 31, 2017 – $39,180).

•	Impairment increased to $642,283 (Q3, 2017 – $Nil) during Q3, 2018 as the Company determined it was appropriate to write down the carrying value of its secondary mineral properties (see “1.b. Highlights – Other properties and activities in Mexico”).

•	Interest income increased to $101,148 (Q3, 2017 – $5,337) during Q3, 2018 for a total of $177,803 for the first nine months of 2018 (first nine months of 2017 – $58,031) as the Company held a greater amount of interest–bearing cash and cash equivalents. Interest rates also increased from the prior year.

•	Professional fees increased to $96,431 (Q3, 2017 – $45,985) during Q3, 2018, for a total of $227,751 during the first nine months of 2018 (first nine months of 2017 – $147,605), due to added legal and accounting costs associated with the filing of an annual information form and the mineral resource estimates, and addressing other regulatory matters including obtaining a listing on the NYSE American, as compared to Q3, 2017.

•	Regulatory and transfer agent fees increased to $135,750 (Q3, 2017 – $13,612) during Q3, 2018 for a total of $197,646 during the first nine months of 2018 (first nine months of 2017 – $70,749). This was primarily due to the added costs associated with listing on the NYSE American in August.

•	Remuneration increased to $250,488 (Q3, 2017 – $115,373) during Q3, 2018, for a total of $737,523 during the first nine months of 2018 (first nine months of 2017 – $304,415), as the Company had a higher head–count compared to 2017 and due to increased compensation packages for senior management and operational personnel as a result of performance reviews in Q4, 2017.

•	Technical consultants decreased to $6,000 (Q3, 2017 – $27,167) during Q3, 2018, for a total of $18,000 during the first nine months of 2018 (first nine months of 2017 – $76,604), as the consultants engaged in 2017 became employees of the Company in 2018.

•	Tradeshow and travel increased to $112,896 (Q3, 2017 – $19,663) during Q3, 2018, for a total of $356,626 during the first nine months of 2018 (first nine months of 2017 – $173,319), as the Company increased travel activities to have personnel attend trade and road shows in North America and Europe. In addition, during the first nine months of 2018, the Company held a number of investor and analyst site tours.

3.	LIQUIDITY AND CAPITAL RESOURCES OUTLOOK

The Company has financed its operations to date primarily through the issuance of common shares. The Company currently has no operations from which to derive revenues.

SILVER CREST METALS INC.
INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS – QUARTERLY HIGHLIGHTS
QUARTER ENDED SEPTEMBER 30, 2018	TSX.V:SIL | NYSEAmerican:SILV

Assets
At September 30, 2018, the Company held $14.1 million (December 31, 2017 – $10.1 million) as cash and cash equivalents. The significant factors for the increase in cash and cash equivalents from December 31, 2017 to September 30, 2018 include:

•	$3,853, 613 (Q3, 2017 – $2,527,151) used in operating activities (see ׀. Results of Operations and Financial Conditions”) to Q3, 2018;

•	$11,214,869 (Q3, 2017 – $6,243,506) used in investing activities, primarily from the payment of $11,130,564 (Q3, 2017 – $5,995,515) towards exploration and evaluation expenditures related to Las Chispas during the first nine months of 2018 (see “1.a. Highlights – Las Chispas Exploration”) and the purchase of property and equipment of $329,783 (Q3, 2017 – $950,976) which was offset by the receipt of an option payment of $126,007 (Q3, 2017 – $Nil) and interest of $119,471 (Q3, 2017 – $27,985) ; offset by

•	$19,013,539 (Q3, 2017 – $415,212) generated by financing activities, primarily due to the completion of a prospectus offering in May 2018, a private placement financing in January 2018, and option and warrant exercises.

The prepaids balance of $268,999 (December 31, 2017 – $108,195) consisted primarily of prepaid insurance, regulatory fees, and tradeshow and travel costs paid during Q3, 2018.

Taxes receivable increased to $3.4 million (December 31, 2017 – $1.5 million), which consisted of value added taxes in Mexico of $3,386,581 (December 31, 2017 – $1,526,702) and goods and services taxes in Canada of $16,855 (December 31, 2017 – $19,500) that the Company has paid and is due to be refunded. The Company believes the balance is fully recoverable and has not provided an allowance.

Property and equipment increased to $1.3 million (December 31, 2017 – $1.0 million) for the purchase of additional land (see “1.b – Highlights – Other properties and activities in Mexico”) and vehicles.

Exploration and evaluation assets increased to $25.4 million (December 31, 2017 – $14.0 million), primarily from costs incurred at Las Chispas for its Phase II and III exploration programs (see “1.a. Highlights – Las Chispas Exploration”).

Liabilities
As at September 30, 2018, accounts payable and accrued liabilities amounted to $1,205,290 (December 31, 2017 – $906,291), which relates to various contractual commitments in the normal course of business.

Liquidity outlook and risks
While SilverCrest currently has no source of revenue, the Company has cash and cash equivalents of $14.1 million contributing to working capital of $13.2 million (as of September 30, 2018) which management believes will be sufficient to fund its minimal exploration activities, including mineral property option payments, and general working capital for the next 12 months. The Company’s financial success is dependent on its ability to discover economically viable mineral deposits. In order to plan and complete the Phase III exploration program and meet property option payment commitments, as detailed in the table below, the Company may require substantial additional financing, which is subject to a number of factors many of which are beyond the Company’s control. There is no assurance that future equity capital will be available to the Company in the amounts or at the times desired by the Company, or on terms that are acceptable to it, if at all. In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets which are revised periodically based on results of its exploration programs, availability of financing, and industry conditions.

The following table reflects the Company’s property option payment commitments due by period as of September 30, 2018 in US dollars:

		Payment due by period
In USD	Total	< 1year	1 - 2 years	3 - 5 years	> 5years
Las Chispas Option Payments (1)	$1,722,500	$1,442,500	$280,000	$-	$-
Cruzde Mayo (2)	$705,000	$50,000	$50,000	$150,000	$455,000
Total	$2,427,500	$1,492,500	$330,000	$150,000	$455,000

(1)

For Las Chispas, US$250,000 of the payment due December 3, 2018, must be settled through the issuance of common shares of SilverCrest. The option holder has the option to settle an additional US$250,000 through the issuance of common shares of SilverCrest.

(2)

In May 2018, the Company reinstated the assignment agreement to purchase a 100% in the El Gueriguito concession by making a payment of US$50,000. The Company is scheduled to pay US$50,000 per year, commencing November 19, 2018, until the remaining aggregate amount of US$705,000 is paid.

(3)	Not included in the table above are concession tax payments, estimated at $197,000 per annum for all properties.

SILVER CREST METALS INC.
INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS – QUARTERLY HIGHLIGHTS
QUARTER ENDED SEPTEMBER 30, 2018	TSX.V:SIL | NYSEAmerican:SILV

4.	COMMITMENT , EVENTS AND UNCERTAINTIES

Other than as disclosed below, there was no commitment, event or uncertainty which materially affected the Company’s operations, liquidity and capital resources during the nine months ended September 30, 2018, or which may likely have a material effect going forward.

•	On October 1, 2015, as amended May 7, 2018, the Company entered into an operating lease agreement for office space which requires the Company to make the following lease payments:

2018	2019	2020	2021	2022	2023	TOTAL
$45,099	$180,397	$180,397	$180,397	$180,397	$105,232	$871,920

•	In March 2017, the Company’s subsidiary, Llamarada, filed a lawsuit in Mexico against Impulsora Minera Santacruz Silver, S.A. de C.V. (“IMSS”), a subsidiary of Santacruz Silver Mining Ltd. The suit demands that IMSS honor an agreement between the two Mexican subsidiaries whereby IMSS agreed to sell the El Gachi mining concessions located in Sonora, Mexico to Llamarada. Court proceedings will be in due course.

5.	FINANCING – USE OF PROCEEDS

December 19,2017 Financing
On December 19, 2017, the Company completed a brokered private placement offering for gross proceeds of $10.1 million. The net proceeds of this financing of $9.4 million were for the Company’s continued exploration and drilling programs; to finalize a maiden resource estimate for the Las Chispas Project; and for general corporate purposes.

January 17,2018 Financing
On January 17, 2018, the Company completed a private placement offering with Mr. Ritchie for gross proceeds of $749,988. Net proceeds from this private placement have been used for general working capital purposes.

May 17,2018 Financing
On May 17, 2018, the Company completed a prospectus offering for gross proceeds of $17.3 million (see “1.c. Highlights – Corporate”). The Company plans to use the net proceeds of the offering of approximately $15.9 million for updating the resource estimate and preparation of a PEA at the Las Chispas property; expansion and infill drilling along multiple veins at the Las Chispas property; Area 51 exploration decline at the Las Chispas property; assays, underground channel sampling, mapping, sampling and metallurgical testwork on historical in–situ and muck material at the Las Chispas property; baseline work, additional surface rights acquisitions, water exploration and permitting at the Las Chispas property; option payments at the Company’s Las Chispas property; and general working capital and administrative purposes.

As of October 31, 2018, the Company’s cash position was $12.6 million. The following table compares the estimated use of net proceeds (other than working capital) from the financings above and the actual use of the proceeds as of October 31, 2018.

	Use of Proceeds - Financing		Actual as of October 31, 2018
Description of expenditure	(in US$)	(in C$)	(in US$)	(in C$)
Expansion and infill drilling	8,600,000	10,952,000	6,116,192	7,883,771
Area 51 exploration decline	3,000,000	3,851,000	-	-
Assays, sampling, mapping and metallurgical testwork	400,000	507,000	1,062,811	1,369,963
Field and administrative costs	1,850,000	2,339,000	1,341,470	1,729,155
Resource Estimates and technical reports	400,000	510,000	37,562	48,418
Option agreement, concession taxes and surface rights	2,762,500	3,489,000	1,570,080	2,023,833
Total	17,012,500	21,648,000	10,128,115	13,055,140

Expenditures, especially assays, sampling, mapping, and metallurgical test work, has varied significantly from the amounts estimated in the financings as a result of accelerating its expansion drilling during Q3 (previously estimated at 45,000 metres). Management added approximately 10,000 metres to its Phase III drill program in order to expand the scope of its updated resource estimate (see “1.a. Highlights – Las Chispas Exploration”). The additional metres resulted in overall increases in the costs of drilling, assays, labour, and general exploration.

SILVER CREST METALS INC.
INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS – QUARTERLY HIGHLIGHTS
QUARTER ENDED SEPTEMBER 30, 2018	TSX.V:SIL | NYSEAmerican:SILV

6.	RELATED PARTY TRANSACTIONS

Professional fees

During the nine months ended September 30, 2018, the Company paid or accrued professional fees of $54,631 (September 30, 2017 – $43,634) and capital stock issuance costs of $111,916 (September 30, 2017 – $Nil), to Koffman Kalef LLP, a law firm of which the Company’s Corporate Secretary is a partner. At September 30, 2018, $1,924 (December 31, 2017 – $103,195) was payable to Koffman Kalef LLP.

Key management compensation

The Company’s key management personnel have authority and responsibility for planning, directing, and controlling the activities of the Company and include the CEO, President, and Chief Financial Officer (“CFO”). Key management personnel compensation is summarized as follows:

	Nine months ended	Nine months ended
	September 30, 2018	September 30, 2017
Management fees (1)	$183,750	$168,750
Management remuneration(2)	275,143	70,401
Director fees	52,435	51,387
Share - based compensation(3)	1,869,712	1,954,980
	$2,381,040	$2,245,518

(1)	During the nine months ended September 30, 2018 and 2017, management fees were paid to a company controlled by the CEO. During the nine months ended September 30, 2017, management fees were paid to a company controlled by the Company’s former Executive Vice President.

(2)	During the nine months ended September 30, 2018, remuneration and short–term benefits were paid to the President and CFO. During the nine months ended September 30, 2017, remuneration and short–term benefits were paid to the CFO.

(3)	Share–based compensation is the fair value of the vested portion of stock options that have been granted to directors and officers of the Company.

Other transactions

During the nine months ended September 30, 2018, the Company:

•	paid remuneration of $181,216 (September 30, 2017 – $97,485) to two employees (Stephany Fier and Nathan Fier) (September 30, 2017 – one employee) providing technical services who are immediate family members of the CEO, of which $113,740 (September 30, 2017 – $89,896) was recorded as exploration and evaluation expenditures and $67,476 (September 30, 2017 – $7,589) was expensed. The Company also recorded share–based compensation of $172,863 for the vested portion of stock options granted to these employees of which $68,276 (September 30, 2017 – $Nil) was expensed and $104,587 (September 30, 2017 – $127,211) was recorded as exploration and evaluation expenditures; and

•	paid consulting fees of $Nil (September 30, 2017 – $35,375) and recorded share–based compensation expense of $Nil (September 30, 2017 – $28,176), for the vested portion of stock options granted, to a consultant (Nathan Fier) providing technical services who is an immediate family member of the CEO. Amounts recognized to this consultant were recorded as exploration and evaluation expenditures.

The Company has an allocation of costs agreement with Goldsource Mines Inc. (“Goldsource”), a company related by common directors and officers (N. Eric Fier, Nicholas Campbell, and Graham Thody), whereby the Company shares salaries, administrative services, and other reimbursable expenses. During the nine months ended September 30, 2018, the Company allocated to Goldsource $87,418 (September 30, 2017 – $136,284) for its share of these expenses, of which $41,420 (December 31, 2017 – $61,104) was receivable from Goldsource at September 30, 2018.

6.	RISK FACTORS

In addition to liquidity risks described above in section 3, readers of this Interim MD&A are encouraged to read the “Risk Factors” contained in the Company’s Annual Information Form filed May 10, 2018, available on www.silvercrestmetals.com and under the Company’s SEDAR profile on www.sedar.com. Important risk factors to consider among others are:

•	Risks inherent in the mining business
•	No history of operations or earnings
•	No mineral production
•	Global financial conditions

SILVER CREST METALS INC.
INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS – QUARTERLY HIGHLIGHTS
QUARTER ENDED SEPTEMBER 30, 2018	TSX.V:SIL | NYSEAmerican:SILV

•	Competitive conditions
•	Commodity markets
•	Insurance and uninsured risks
•	Foreign mineral properties
•	Surface rights
•	Key personnel
•	Additional capital and financing risks

7.	FORWARD LOOKING STATEMENT

This Interim MD&A contains “forward–looking statements” within the meaning of Canadian securities legislation. These include, without limitation, statements with respect to: the Company’s outlook, the strategic plans, timing and expectations for the Company’s exploration, rehabilitation and drilling programs of Las Chispas, including drilling test water wells, permitting for various work, and optimizing and updating the Company’s resource model and preparing a preliminary economic assessment; information with respect to high grade areas and size of veins projected from underground sampling results and drilling results; the accessibility of future mining at Las Chispas; intended use of proceeds; expectations regarding the Company’s ability to manage capital resources and meet working capital requirements; and the Company’s claim regarding the El Gachi property. Such forward–looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; effects of regulation by governmental agencies; and the outcome of the claim regarding the El Gachi property. The actual results could differ materially from those anticipated in these forward–looking statements as a result of risk factors including: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward–looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward–looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward–looking statements included in this Interim MD&A if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

8.	QUALIFIED PERSON

Technical information contained in this Interim MD&A has been prepared by or under the supervision of N. Eric Fier, CPG, P.Eng, and CEO for the Company, who is a ‘Qualified Person’ for the purpose of NI 43–.

9.	ABOUT THE COMPANY

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value–added acquisitions, and targeting production in Mexico’s historic precious metal districts. The Company’s current focus is on the high–grade, historic Las Chispas mining district in Sonora, Mexico. SilverCrest is the first company to successfully drill–test the historic Las Chispas Project, resulting in numerous discoveries. As at September 30, 2018, the Company has a total of six exploration properties: Las Chispas, Cruz de Mayo, Guadalupe (currently optioned to a third party), Huasabas, Angel de Plata, and Estacion Llano. Details of the Company’s properties are available on the Company’s website, www.silvercrestmetals.com.